

Mail Stop 3233

December 22, 2015

Via E-mail
Mr. Todd M. Sakow
Chief Financial Officer
Carter Validus Mission Critical REIT, Inc.
4890 West Kennedy Blvd., Suite 650
Tampa, FL 33609

> **Re: Carter Validus Mission Critical REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 26, 2015**
> **File No. 0-54675**

Dear Mr. Sakow:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

General

1. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

2. We note your disclosure on page 73 that during the year ended December 31, 2014 the increase in net cash provided by operating activities was in part due to rental increases at your same store properties. In future Exchange Act periodic reports, please disclose

period to period changes in your same store and non-same store performance. Within same store, please address the relative impact of occupancy and rent rate changes. Also, please include how you define your same store pool.

Distributions, page 74

3. We note that you have disclosed "modified funds from operations" as a measure to show distribution coverage. Please provide us with a detailed analysis of why this measure is useful to investors for this purpose. We may have further comment.

Funds from Operations and Modified Funds from Operations, page 80

4. In arriving at funds from operations, you start with Net income attributable to common stockholders. As a result, it appears funds from operations is actually funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings, please re-title "FFO" to the more appropriate "FFO attributable to common stockholders". Additionally, apply this comment to your modified funds from operations measure.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

5. We note the audit report date is as of March 26, 2015 within both auditors' report as well as within the consent included as Exhibit 23.2. Please tell us if your former auditors performed appropriate subsequent event procedures in order to update their audit report to a date which is more current than the date of the report indicated in your Form 10-K filing for the year ended December 31, 2013 or advise as appropriate.

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Real Estate, page F-11

6. We note you determine that properties acquired without an existing lease in place are accounted as an asset acquisition. With regard to your healthcare property asset acquisitions, please clarify for us if you are purchasing anything other than land and building, such as, but not limited to, medical records, medical equipment and licenses. To the extent you are purchasing additional items, please tell us how you determined these acquisitions are asset acquisitions. Within your response, please reference the authoritative accounting literature management relied upon.

Form 10-Q for the Nine Months Ended September 30, 2015

Note 13 – Fair Value, page 19

7. Please tell us your methodology for determining the fair value of your Preferred Equity Investment and disclose this methodology in future periodic filings. Also, tell us how you concluded that cost basis accounting was appropriate for this investment and cite relevant guidance upon which you relied. Additionally, tell us and enhance your disclosure in future filings with respect to your impairment policy related to this investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
   Commodities